SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

(Rule 13d-102)

(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

CNS Response, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

12619C101

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

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CUSIP No. 12619C101	13G/A	Page 2 of 14

1	NAME OF REPORTING PERSONS Pyxis Long/Short Healthcare Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 987,098(1)(2)**
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 987,098(1)(2)**
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 987,098(1)(2)**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.3%(1)(2)**
12	TYPE OF REPORTING PERSON* IV, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.
(1)	Beneficial ownership as of February 5, 2013. See Item 4 for further explanation and beneficial ownership as of December 31, 2012.
(2)	5.3% beneficial ownership as of February 5, 2013 and 32.0% beneficial ownership as of December 31, 2012. See Item 4 for further explanation.

CUSIP No. 12619C101	13G/A	Page 3 of 14

1	NAME OF REPORTING PERSONS Pyxis Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 987,098(1)(2)**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 987,098(1)(2)**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 987,098(1)(2)**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.3%(1)(2)**
12	TYPE OF REPORTING PERSON* IA, PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.
(1)	Beneficial ownership as of February 5, 2013. See Item 4 for further explanation and beneficial ownership as of December 31, 2012.
(2)	5.3% beneficial ownership as of February 5, 2013 and 32.0% beneficial ownership as of December 31, 2012. See Item 4 for further explanation.

CUSIP No. 12619C101	13G/A	Page 4 of 14

1	NAME OF REPORTING PERSONS Strand Advisors XVI, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 987,098(1)(2)**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 987,098(1)(2)**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 987,098(1)(2)**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.3%(1)(2)**
12	TYPE OF REPORTING PERSON* HC, CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.
(1)	Beneficial ownership as of February 5, 2013. See Item 4 for further explanation and beneficial ownership as of December 31, 2012.
(2)	5.3% beneficial ownership as of February 5, 2013 and 32.0% beneficial ownership as of December 31, 2012. See Item 4 for further explanation.

CUSIP No. 12619C101	13G/A	Page 5 of 14

1	NAME OF REPORTING PERSONS Cummings Bay Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,165,959(1)(2)**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,165,959(1)(2)**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,165,959(1)(2)**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.2%(1)(2)**
12	TYPE OF REPORTING PERSON* IA, PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.
(1)	Beneficial ownership as of February 5, 2013. See Item 4 for further explanation and beneficial ownership as of December 31, 2012.
(2)	6.2% beneficial ownership as of February 5, 2013 and 35.5% beneficial ownership as of December 31, 2012. See Item 4 for further explanation.

CUSIP No. 12619C101	13G/A	Page 6 of 14

1	NAME OF REPORTING PERSONS Cummings Bay Capital Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,165,959(1)(2)**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,165,959(1)(2)**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,165,959(1)(2)**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.2%(1)(2)**
12	TYPE OF REPORTING PERSON* HC, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.
(1)	Beneficial ownership as of February 5, 2013. See Item 4 for further explanation and beneficial ownership as of December 31, 2012.
(2)	6.2% beneficial ownership as of February 5, 2013 and 35.5% beneficial ownership as of December 31, 2012. See Item 4 for further explanation.

CUSIP No. 12619C101	13G/A	Page 7 of 14

1	NAME OF REPORTING PERSONS Highland Capital Management Services, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,165,959(1)(2)**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,165,959(1)(2)**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,165,959(1)(2)**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.2%(1)(2)**
12	TYPE OF REPORTING PERSON* HC, CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.
(1)	Beneficial ownership as of February 5, 2013. See Item 4 for further explanation and beneficial ownership as of December 31, 2012.
(2)	6.2% beneficial ownership as of February 5, 2013 and 35.5% beneficial ownership as of December 31, 2012. See Item 4 for further explanation.

CUSIP No. 12619C101	13G/A	Page 8 of 14

1	NAME OF REPORTING PERSONS James D. Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,165,959(1)(2)**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,165,959(1)(2)**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,165,959(1)(2)**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.2%(1)(2)**
12	TYPE OF REPORTING PERSON* IV, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.
(1)	Beneficial ownership as of February 5, 2013. See Item 4 for further explanation and beneficial ownership as of December 31, 2012.
(2)	6.2% beneficial ownership as of February 5, 2013 and 35.5% beneficial ownership as of December 31, 2012. See Item 4 for further explanation.

SCHEDULE 13G/A

This Amendment No. 1 to the Schedule 13G (this “Amendment”) is being filed on behalf of Pyxis Long/Short Healthcare Fund, a series of Pyxis Funds I, a Delaware statutory trust (the “Long/Short Fund”), Pyxis Capital, L.P., a Delaware limited partnership (“Pyxis”), Strand Advisors XVI, Inc., a Delaware corporation (“Strand XVI”), Cummings Bay Capital Management, L.P., a Delaware limited partnership (the “Adviser”), Cummings Bay Capital Management GP, LLC, a Delaware limited liability company (the “GP”), Highland Capital Management Services, Inc., a Delaware corporation (“Highland Services”), and James D. Dondero (collectively, the “Reporting Persons”). This Amendment modifies the original Schedule 13G filed with the Securities and Exchange Commission on January 6, 2012 (the “Original 13G”) by the Reporting Persons. This Amendment is also being filed to report that neither Highland Capital Management, L.P. nor Strand Advisors, Inc. beneficially owns any shares of Common Stock, $0.001 par value (the “Common Stock”), of CNS Response, Inc., a Delaware corporation (the “Issuer”).

Brad Ross is the President of Strand XVI, and James D. Dondero is the President of Highland Services. Strand XVI is the general partner of Pyxis. Pyxis is the investment advisor to the Long/Short Fund. Highland Services is the sole member of the GP. The GP is the general partner of the Adviser. The Adviser serves as the sub-advisor to the Long/Short Fund and the advisor and/or sub-advisor to certain other private investment funds and managed accounts (together with the Long/Short Fund, the “Funds”). This Amendment relates to shares of Common Stock of the Issuer held by the Funds.

Item 2(a)	Name of Person Filing.

Item 2(a) of the Original 13G is hereby amended and restated to read as follows:

(1)	Pyxis Long/Short Healthcare Fund

(2)	Pyxis Capital, L.P.

(3)	Strand Advisors XVI, Inc.

(4)	Cummings Bay Capital Management, L.P.

(5)	Cummings Bay Capital Management GP, LLC

(6)	Highland Capital Management Services, Inc.

(7)	James D. Dondero

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

Item 2(b) of the Original 13G is hereby amended and restated to read as follows:

For all Filers:

300 Crescent Court, Suite 700

Dallas, Texas 75201

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Item 2(c)	Citizenship or Place of Organization.

Item 2(c) of the Original 13G is hereby amended and restated to read as follows:

(1)	Pyxis Long/Short Healthcare Fund is a series of Pyxis Funds I, a Delaware statutory trust.

(2)	Pyxis Capital, L.P. is a Delaware limited partnership.

(3)	Strand Advisors XVI, Inc. is a Delaware corporation.

(4)	Cummings Bay Capital Management, L.P. is a Delaware limited partnership.

(5)	Cummings Bay Capital Management GP, LLC is a Delaware limited liability company.

(6)	Highland Capital Management Services, Inc. is a Delaware corporation.

(7)	James D. Dondero is a U.S. citizen.

Item 4	Ownership.

Item 4 of the Original 13G is hereby amended and restated to read as follows:

As of February 5, 2013, the Long/Short Fund may be deemed the beneficial owner of 987,098 shares of Common Stock that it holds directly. Pyxis and Strand XVI may be deemed the beneficial owners of the 987,098 shares of Common Stock held by the Long/Short Fund. This amount consists of (i) 22,698 shares of Common Stock and (ii) 964,400 shares of Common Stock issuable upon conversion of convertible notes (including accrued and unpaid interest). The Adviser, the GP, Highland Services and Mr. Dondero may be deemed the beneficial owners of the 1,165,959 shares of Common Stock held by the Funds. This amount consists of (i) 24,859 shares of Common Stock and (ii) 1,141,100 shares of Common Stock issuable upon conversion of convertible notes (including accrued and unpaid interest).

On February 6, 2013, the Issuer filed a Schedule 14f-1 with the Securities and Exchange Commission that reflected an increased number of shares of Common Stock outstanding of 17,702,867. In addition, the Reporting Persons continued to increase the shares of Common Stock beneficially owned by them due to the payment in-kind of interest on the convertible notes held by the Reporting Persons. Set forth in the table below is the aggregate number of shares of Common Stock (including shares of Common Stock issuable upon conversion of convertible notes (including accrued and unpaid interest)) of the Issuer beneficially owned by the Reporting Persons as of February 5, 2013, as well as the applicable percentage of the outstanding shares of Common Stock beneficially owned by each.

As of December 31, 2012, the Long/Short Fund may be deemed the beneficial owner of 967,898 shares of Common Stock that it holds directly. Pyxis and Strand XVI may be deemed the beneficial owners of the 967,898 shares of Common Stock held by the Long/Short Fund. This amount consists of (i) 22,698 shares of Common Stock and (ii) 945,200 shares of Common Stock issuable upon conversion of convertible notes (including accrued and unpaid interest). The Adviser, the GP, Highland Services and Mr. Dondero may be deemed the beneficial owners of the 1,143,159 shares of Common Stock held by the Funds. This amount consists of (i) 24,859 shares of Common Stock and (ii) 1,118,300 shares of Common Stock issuable upon conversion of convertible notes (including accrued and unpaid interest).

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On December 31, 2012, the Reporting Persons owned in the aggregate 35.5%, based on the 2,079,965 shares of Common Stock reported on the Issuer’s Annual Report on Form 10-K for the fiscal year ended September 30, 2012 filed with the Securities and Exchange Commission on January 15, 2013. The Reporting Persons believe that they did not have ability to change or influence control of the Issuer due to small amount of securities that they owned on a fully diluted basis.

As of February 5, 2013:

Name of Reporting Person	Shares of Common Stock	Common Stock Acquired upon Conversion	Sole Voting and Dispositive Power	Shared Voting and Dispositive Power	Percentage Beneficially Owned
Pyxis Long/Short Healthcare Fund	22,698	964,400	987,098	0	5.3%
Pyxis Capital, L.P.	22,698	964,400	0	987,098	5.3%
Strand Advisors XVI, Inc.	22,698	964,400	0	987,098	5.3%
Cummings Bay Capital Management, L.P.	24,859	1,141,100	0	1,165,959	6.2%
Cummings Bay Capital Management GP, LLC	24,859	1,141,100	0	1,165,959	6.2%
Highland Capital Management Services, Inc.	24,859	1,141,100	0	1,165,959	6.2%
James D. Dondero	24,859	1,141,100	0	1,165,959	6.2%

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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Exhibits	Exhibit 99-1

Joint Filing Agreement, dated February 13, 2013, between Pxyis Long/Short Healthcare Fund, Pyxis Capital, L.P., Strand Advisors XVI, Inc., Cummings Bay Capital Management, L.P., Cummings Bay Capital Management GP, LLC, Highland Capital Management Services, Inc., James D. Dondero.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2013

PYXIS FUNDS I, on behalf of its series Pyxis Long/ Short Healthcare Fund

	By:	/s/ Ethan Powell
Name: Ethan Powell
Title: Executive VP and Secretary

PYXIS CAPITAL, L.P.

By:	Strand Advisors XVI, Inc., its general partner

	By:	/s/ Ethan Powell
Name: Ethan Powell
Title: Secretary

STRAND ADVISORS XVI, INC.

	By:	/s/ Ethan Powell
	Name:	Ethan Powell
	Title:	Secretary

CUMMINGS BAY CAPITAL MANAGEMENT, L.P.

By:	Cummings Bay Capital Management GP,
LLC, its general partner

	By:	/s/ James D. Dondero
Name: James D. Dondero
Title: President

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CUMMINGS BAY CAPITAL MANAGEMENT GP, LLC

By:	/s/ James D. Dondero
Name:	James D. Dondero
Title:	President

HIGHLAND CAPITAL MANAGEMENT SERVICES, INC.

By:	/s/ James D. Dondero
Name:	James D. Dondero
Title:	President

/s/ James D. Dondero
James D. Dondero

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